

Mail Stop 4631

August 11, 2009

<u>via U.S. mail and facsimile</u>

Carl R. Christenson, Chief Executive Officer
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

        RE: Altra Holdings, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 6, 2009
                Form 10-Q for the Fiscal Quarter Ended March 31, 2009
                Filed May 5, 2009
                Definitive Proxy
                Filed April 24, 2009
                File No. 001-33209

                Altra Industrial Motion, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 20, 2009
                Form 10-Q for the Fiscal Quarter Ended March 31, 2009
                Filed May 8, 2009
                File No. 333-124944

Dear Mr. Christenson:

      We have reviewed your response letter dated July 30, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-Q for the Fiscal Quarter Ended June 27, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies, page 17

Goodwill, Intangibles and other long-lived assets, page 18

1. We note the disclosures you included in response to comment 1 in our letter dated July 16, 2009. Please further revise your disclosures in future filings to provide a sensitivity analysis of the material assumptions used to estimate the fair value of your indefinite lived intangible assets using other reasonably likely assumptions. In addition, please disclose the factors that could result in you using these other reasonably likely assumptions in future impairment tests. To the extent that you recognize further impairments for your definite lived intangible assets, please provide a sensitivity analysis of the material assumptions used to estimate the fair value of these assets using other reasonably likely assumptions. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the additional disclosures you intend to include in future filings.

2. We note your response to comments 3 and 4 in our letter dated July 16, 2009. We note that you have identified two reporting units with carrying values that do not materially exceed the estimated fair values in addition to TB Woods, which recognized an impairment charge during fiscal year 2008. We further note that you have identified five reporting units that have goodwill at-risk for future impairment to the extent that the profitability assumption decreased by 10%-15%. As we previously requested in comment 6 in our letter dated June 2, 2009, please confirm to us that you will disclose the following for the four other reporting units with carrying values that do not materially exceed the estimated fair value and/or have goodwill balances that are at-risk for impairment based on your sensitivity analysis in future filings:

    * The amount of goodwill for the reporting unit;
    * The carrying value of the reporting unit;
    * The fair value of the reporting unit for each period presented;
    * The material assumptions used for each reporting unit in the discounted cash flow method for each period presented.
    * A sensitivity analysis of the impact to the estimated fair value using other reasonably likely inputs in the discounted cash flow method.

    Refer to Section 501.14 of the Financial Reporting Codification for guidance.

3. As previously requested in comment 5 in our letter dated July 16, 2009, please explain to investors in future filings why you believe a control premium of 25-35% is reasonable for your company as of December 31, 2008.

Definitive Proxy Statement

Long-Term Incentive, page 19

4. We note your response to prior comment 9 and reissue this comment in part. In this regard, we note that you generally disclose three factors the committee used to set the target percentage for each named executive officer, but you do not discuss how these factors translated into the target percentage for each named executive officer. For example, what were the elements of individual responsibilities that the compensation committee considered? What benchmarking data did the committee use? What mixture of compensation elements was the committee attempting to achieve? Were the factors given equal or different weight? And, finally, how did these factors ultimately result in the determination of the annual percentage? Please revise accordingly in future filings and show us in your supplemental response what the revisions will look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief